Exhibit 99.1

All Resolutions Withdrawn at Abcam’s EGM

CAMBRIDGE, England and WALTHAM, Mass., July 12, 2023 – Abcam plc (“Abcam,” “Company,” “Group”) (Nasdaq: ABCM), a global leader in the supply of life science research tools, today held an Extraordinary General Meeting of its shareholders (the “EGM”) that was convened following a requisition notice from Dr. Jonathan Milner dated May 30, 2023 (the “Requisition Notice”).

As previously announced, on June 28, 2023 the Company received a letter of undertaking from Dr. Milner withdrawing the Requisition Notice and therefore the resolutions that Dr. Milner had previously proposed were formally withdrawn at the EGM, in accordance with English law, and were not put to a vote.

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays, and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers’ uses Abcam’s antibodies, reagents, biomarkers, and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent program of customer reviews and datasheets, combined with industry-leading validation initiatives, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s American Depositary Shares (ADSs) trade on the Nasdaq Global Select Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com

Abcam plc

Tommy Thomas, CPA

Vice President, Investor Relations

+1 617-577-4205

152 Grove Street, Building 1100

Waltham, MA 02453

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